UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 17, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Fitch assigns first-time “AAA(bra)” national scale rating to TIM S.A.

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), informs its shareholders, the market in general and other interested parties that, on this date, the credit rating agency Fitch Ratings (“Fitch”) assigned to the Company the Initial Long-Term Rating on a National Scale “AAA(bra)”, with a stable outlook. Concurrently, Fitch has withdrawn TIM Participações S.A. “AAA(bra)” national scale rating, as it was incorporated by TIM and no longer exists.

In Fitch's view, TIM's rating reflects its strong business profile, supported by its relevant participation in the mobile telephony sector, as well as the Company’s conservative financial metrics, with reduced financial leverage and robust liquidity position. The analysis also incorporates the expectation that TIM will present growing cash flows from operations and that the Company is prepared to deal with the competitive and regulated telecommunications sector in Brazil.

The original Fitch’s note is available for access here.

Rio de Janeiro, November 17th, 2020.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 17, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer